UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

1509 Robert Dr, LLC

Legal status of Issuer:

> *Form:*
>
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization:*
>
> Delaware
>
> *Date of Organization:*
>
> June 17, 2024

Physical Address of Issuer:

189 Maple Ridge Dr, Metairie, LA 70001

Website of Issuer:

www.investwithzorro.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

Andes Capital Group, LLC

CIK Number of Intermediary:

0001348811

SEC File Number of Intermediary:

008-67202

CRD Number of Intermediary:

000139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

The issuer shall pay a fee of three percent (3%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Type of Security Offered:

Limited Liability Company Interests

Target Number of Securities to be Offered:

5,000

Price (or Method for Determining Price):

$50.00

Target Offering Amount:

$250,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$672,551

Deadline to reach the Target Offering Amount:

January 31, 2025

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	As of December 31, 2023
Total Assets	$0
Cash & Cash Equivalents	$0
Accounts Receivable	$0
Short-term Debt	$0
Long-term Debt	$0
Revenues/Sales	$0
Operating Expenses	$0
Taxes Paid	$0
Net Loss	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE PURCHASERS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE PURCHASER, WHETHER FOREIGN OR DOMESTIC.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Tigran Shahbazian
(Signature)

Tigran Shahbazian
(Name)

Manager
(Title)

August 13, 2024
Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tigran Shahbazian
(Signature)

Tigran Shahbazian
(Name)

Manager
(Title)

August 13, 2024
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Unit Purchase Agreement

August 13, 2024

1509 ROBERT DR, LLC

Up to $672,551 of Class B Common Membership Interests

1509 Robert Dr, LLC (the "**Company**", "**we**", "**us**" or "**our**") is offering a minimum amount of $250,000 (the "**Target Offering Amount**") and up to a maximum amount of $672,551 (the "**Maximum Offering Amount**") of Class B Membership Interests (the "**Securities**") on a best efforts basis as described in this Form C (the "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by January 31, 2025 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchases of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of the Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, Andes Capital Group, LLC (the "**Intermediary**"). All committed funds will be held in escrow with North Capital Private Securities Corporation (the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$100	$3.00	$97.00
Maximum Individual Purchase Amount (3)(4)	N/A	N/A	N/A
Target Offering Amount	$250,000	$7,500	$242,500
Maximum Offering Amount	$672,551	$20,176.53	$652,374.47

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such Programs without notice.
(3)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S

CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification which occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at adastraflights.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

1509 Robert Dr, LLC is a single purpose entity formed as a Delaware limited liability company on June 17, 2024 for the purpose of purchasing and owning a short term rental property located at 1509 Robert C. Blakes Sr. Dr, New Orleans, LA 70130 (the "Property").

The Company is located at 189 Maple Ridge Dr, Metairie, LA 70001.

The Company's website is www.investwithzorro.com.

The Company conducts business in Louisiana and operates throughout the United States.

A description of our services and business plan can be found on the Company's profile page on the Company's website www.investwithzorro.com.

The Offering

Minimum Amount of the Securities Offered	$250,000
Total Amount of the Securities Outstanding after Offering (if Target Amount Offering met)	5,000
Maximum Amount of the Securities	13,541
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	13,541
Price Per Security	$50.00
Minimum Individual Purchase Amount	$100[+]
Maximum Individual Purchase Amount	N/A[+]
Offering Deadline	January 31, 2025
Use of Proceeds	See the description of the use of proceeds on page 27.
Voting Rights	See the description of voting rights on page 36.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Relating to the Structure, Operation and Performance of our Company

Potential Risks Associated with COVID-19

COVID-19. On March 11, 2020, the World Health Organization declared the current outbreak of a novel coronavirus disease 2019 ("**COVID-19**") to be a global pandemic. The COVID-19 outbreak led (and may continue to lead) to disruptions in the global economy, including extreme volatility in the stock market and capital markets and severe disruptions in the global supply chain, capital markets and economies.

We are a newly formed entity with limited operating history, which makes our future performance difficult to predict. There is no guarantee that we will be successful in the operation of the Company.

Our company was recently formed in June 2024 and will commence operations upon the closing of the purchase of the property. We have limited operating history, and you should consider an investment in our interests in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. To be successful in this market, we and the manager must, among other things:

- identify and acquire real estate assets consistent with our investment strategies;

- increase awareness of our name within the investment products market;

- attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations; and

- build and expand our operations structure to support our business.

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our investors. There can be no assurance that we will achieve our investment objectives.

An investment in the Company offering constitutes only an investment in the Company and not directly in any property.

An investor in an offering will acquire an ownership interest in the Company related to that offering and not, for the avoidance of doubt, in (i) the manager, or (ii) directly in a property associated with the Company. This results in limited voting rights of the investor, which are limited by the operating agreement, described further herein. Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the operating agreement that would adversely change the rights of the interest holders and removal of the manager for "cause." The manager thus retains significant control over the management of the Company and the Company properties.

The Company's will hold an interest in a single property, a non-diversified investment.

We intend for the Company to own and operate a single property. The Company's return on its investment will depend on the short-term rental revenues generated by such property and the appreciation of the value of the property over time. These, in turn, are determined by such factors as national and local economic cycles and conditions, financial markets and the economy, competition from existing properties as well as future properties and government regulation (such as tax and building code charges). The value of a property may decline substantially after the Company purchases it.

The Company will own a single property and as a result of this non-diversified investment strategy, unanticipated capital expenditures could lead to the Company' inability to pay dividends or the loss of your investment entirely. The Company's dividend stream will depend on the short-term rental revenues generated by such property and the appreciation of the value of the property over time.

There can be no guarantee that the Company will reach its funding target from potential investors.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential investors. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives by acquiring the property.

We will incur mortgage indebtedness and other borrowings, which may increase risks to the property.

The Company may seek to obtain financing, or to refinance any outstanding indebtedness, including any financing used to obtain the property, with an additional mortgage or other debt financing, including with a third party, secured by the underlying property. Incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, the Company could lose the property securing the loan that is in default.

The Company may be unable to obtain financing on favorable terms or at all.

The Company may seek additional capital in the form of debt financing from other financing sources. Additional debt financing may not be available on reasonable terms, on a timely basis or at all, and if available, would result in additional payment obligations and may involve agreements that include restrictive covenants that limit the Company' ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens or paying dividends, which could adversely impact the Company' ability to conduct its business or make distribution to investors.

The Company that initially acquires a property for all cash but then determines to finance the property, will be subject to additional risks related to its ability to pay debt service that may have a detrimental effect on the Company' ability to pay dividends.

A property acquired without financing has a different risk profile from one that is acquired with the use of mortgage financing. In particular, a property with financing must pay its debt service, and any inability to do so could have an adverse effect on the Company' financial condition, results of operations, cash flow, and the market value of its interests and its ability to make distribution to investors.

We may not be able to control our operating costs or our expenses may remain constant or increase, even if our revenues do not increase, causing our results of operations to be adversely affected.

Factors that may adversely affect our ability to control operating costs include the need to pay for insurance and other operating costs, including real estate taxes, which could increase over time; the need periodically to repair and renovate our residential properties; the cost of compliance with governmental regulation, including zoning, environmental and tax laws; the cost of engaging a property manager, listing our property on third-party sites, and maintaining inventory for furnishing and supplies; the potential for liability under applicable laws; interest rate levels; principal loan amounts; and the availability of financing. If our operating costs increase as a result of any of the foregoing factors, our results of operations may be adversely affected.

The expense of owning and operating a property is not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from a property. As a result, if revenues decline, we may not be able to reduce our expenses accordingly. Costs associated with short-term rental investments, such as real estate taxes, insurance, property management and listing costs, loan payments and maintenance, generally will not be reduced even if a property is not fully occupied or other circumstances cause our revenues to decrease. If we are unable to decrease operating costs when demand for our property decreases and our revenues decline, our financial condition, results of operations and our ability to make distributions to our investors may be adversely affected.

Competition could limit our ability to acquire attractive investment opportunities and increase the costs of those opportunities which may adversely affect us, including our profitability, and impede our growth

The real estate market is highly competitive, and we will compete with other entities engaged in real estate investment activities to locate suitable residential properties to acquire. These competitors will include REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships and individual investors. Some of these competitors have substantially greater marketing and financial resources than we will have and generally may be able to accept more risk than we can prudently manage. Competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell.

In addition, these same entities seek financing through similar channels to the Company. Disruptions or dislocations in the credit markets could impact the cost and availability of debt to finance real estate investments, which is a key component of our acquisition strategy. A downturn in the credit markets and a potential lack of available debt could limit our ability to pursue suitable investment opportunities and create a competitive advantage for other entities that have greater financial resources than we do. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we acquire investments at higher prices and/or by using less-than-ideal capital structures, our returns will be lower and the value of our respective assets may not appreciate or may decrease significantly below the amount we paid for such assets. This competition could increase prices for properties of the type we may pursue and adversely affect our profitability and impede our growth.

Competition may impede our ability to attract or retain guests, which could adversely affect our results of operations and cash flow.

Operating rental properties, and short-term rentals in particular, is highly competitive. We will compete based on a number of factors that include location, rental rates, security, suitability of a property's design to prospective guests' needs and the manner in which a property is operated and marketed. The number of competing properties could have a material effect on our occupancy levels, rental rates and on the operating expenses of certain of our property. If other developers of similar spaces in our markets offer short-term rentals at prices comparable to or less than the prices we offer on the property we acquire, we may be unable to attract or retain guests to book space in our property, which could adversely affect our results of operations and cash flow.

We may fail to successfully operate acquired properties, which could adversely affect us and impede our growth.

The manager's ability to identify and acquire properties on favorable terms and successfully develop, redevelop and/or operate them may be exposed to significant risks. Agreements for the acquisition of properties are subject to customary conditions to closing, including completion of due diligence investigations and other conditions that are not within our control, which may not be satisfied. We may be unable to complete an acquisition after incurring certain acquisition-related costs. In addition, if mortgage debt is unavailable at reasonable rates, we may be unable to finance the acquisition on favorable terms in the time period we desire, or at all. We may also spend more than budgeted to make necessary improvements or renovations to acquired properties and may not be able to obtain adequate insurance coverage for new properties. Any delay or failure to identify, negotiate, finance and consummate such acquisitions in a timely manner and on favorable terms, or operate acquired properties to meet our financial expectations, could impede our growth and have an adverse effect on us, including our financial condition, results of operations, cash flow and the market value of our interests.

Disruptions in the financial markets or deteriorating economic conditions could adversely impact the short-term rental market, which could hinder our ability to implement our business strategy and generate returns to you.

The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for short-term rentals, declining real estate values, or the public perception that any of these events may occur, may result in a general decline in acquisition, disposition and short-term rental activity, as well as a general decline in the underlying value of any asset, which in turn could result in poor economic performance. In such cases, investors may lose the full value of their investment, or may not experience any distributions from the Company.

During an economic downturn, it may also take longer for us to dispose of real estate investments or the selling prices may be lower than originally anticipated. As a result, the carrying value of our real estate investments may become impaired and we could record losses as a result of such impairment or we could experience reduced profitability related to declines in real estate values or rents. Further, as a result of our target leverage, our exposure to adverse general economic conditions will be heightened.

All the conditions described above could adversely impact our business performance and profitability, which could result in our failure to make distributions to our investors and could decrease the value of an investment in us. In addition, in an extreme deterioration of our business, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or other obligations under secured loans, the lenders will be entitled to proceed against the collateral granted to them to secure the debt owed.

You may be more likely to sustain a loss on your investment because the manager does not have as strong an economic incentive to avoid losses as do managers who have made significant equity investments in their companies.

Because it has not made a significant equity investment in the Company, the manager will have little exposure to loss in the value of the Company' interests. Without this exposure, our investors may be at a greater risk of loss because the manager does not have as much to lose from a decrease in the value of our interests as do those managers who make more significant equity investments in their companies.

Any adverse changes in the manager's financial health or our relationship with the manager or its affiliates could hinder our operating performance and the return on your investment.

The manager will utilize the manager's personnel to perform services on its behalf for us. Our ability to achieve our investment objectives and to pay distributions to our investors is dependent upon the performance of the manager and its affiliates as well as the manager's real estate professionals in the identification and acquisition of investments, the management of our assets and operation of our day-to-day activities. Any adverse changes in the manager's financial condition or our relationship with the manager could hinder the manager's ability to successfully manage our operations and our property.

Compliance with governmental laws, regulations and rules that are applicable to our short-term rental properties may adversely affect our business and growth strategies.

Short-term rental properties are subject to laws, regulations and rules on city, state, country and regional levels. While a number of cities have implemented legislation to address short-term rentals, there are many others that are not yet explicitly addressing or enforcing short-term rental laws, and could follow suit and enact regulations. Compliance with new laws, regulations, government policies, or changes in their interpretations in the locations where we operate could entail significant challenges and uncertainties. In the event of any such changes, pre-existing bookings may not be honored and current and future listings and bookings could decline significantly, and our relationship with our guests could be negatively impacted.

Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers, may restrict our use of our residential properties and may require us to obtain approval from local officials or community standards organizations at any time with respect to our residential properties, including prior to acquiring any of our residential properties or when undertaking renovations. Among other things, these restrictions may relate to fire and safety, seismic, asbestos-cleanup or hazardous material abatement requirements. We cannot assure you that existing regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that would increase such delays or result in additional costs. Our business and growth strategies may be materially and adversely affected by our ability to obtain permits, licenses and zoning approvals. Our failure to obtain such permits, licenses and zoning approvals could have a material adverse effect on us and cause the value of our interests to decline.

Risks Related to Conflicts of Interest

We are dependent on the manager and its affiliates and their key personnel who provide services to us through the operating agreement, and we may not find a suitable replacement if the operating agreement is terminated, or if

key personnel leave or otherwise become unavailable to us, which could have a material adverse effect on our performance.

We do not expect to have any employees and we are completely reliant on the manager to provide us with investment and advisory services. We expect to benefit from the personnel, relationships and experience of the manager's executive team and other personnel and investors of the manager and expect to benefit from the same highly experienced personnel and resources we need for the implementation and execution of our investment strategy. Each of our executive officers also serves as an officer of the manager. The manager will have significant discretion as to the implementation of our investment and operating policies and strategies. Accordingly, we believe that our success will depend to a significant extent upon the efforts, experience, diligence, skill and relationships of the executive officers and key personnel of the manager. The executive officers and key personnel of the manager will evaluate, negotiate, close and monitor our property. Our success will depend on their continued service.

In addition, we offer no assurance that the manager will remain the manager or that we will continue to have access to the manager's principals and professionals. If the operating agreement is terminated and no suitable replacement is found to manage us, our ability to execute our business plan will be negatively impacted.

The ability of the manager and its officers and other personnel to engage in other business activities, including managing other similar companies, may reduce the time the manager spends managing the business of the Company and may result in certain conflicts of interest.

Our officers also serve or may serve as officers or employees of 1509 Robert Dr, LLC as well as other manager-sponsored vehicles, and other companies unaffiliated with the manager. These other business activities may reduce the time these persons spend managing our business. Further, if and when there are turbulent conditions in the real estate markets or distress in the credit markets or other times when we will need focused support and assistance from the manager, the attention of the manager's personnel and executive officers and the resources of the manager may also be required by other manager-sponsored vehicles. In such situations, we may not receive the level of support and assistance that we may receive if we were internally managed or if we were not managed by the manager. In addition, these persons may have obligations to other entities, the fulfillment of which might not be in the best interests of us or any of our investors. Our officers and the manager's personnel may face conflicts of interest in allocating sale, financing, leasing and other business opportunities among the real properties owned by the various companies and Company.

The targeted property is owned by our Manager.

The property which will be owned by the Company is being purchased from 1509 RBC, LLC ("Seller"). Zorro, LLC, the Property's manager, owns approximately 25% of the Seller and as such, will receive a portion of the proceeds from this offering. Although we believe the property is being purchased for the fair market value pursuant to an arms-length good faith negotiations, this presents a conflict of interest that may affect the Company and its investors.

The terms of the operating agreement make it difficult to end our relationship with the manager.

Under the terms of the operating agreement, holders of interests in the Company have the right to remove our manager as manager of the Company, by a vote of two-thirds of the holders of all interests in the Company (excluding our manager) voting together, in the event our manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with the Company of interests or the Company. Unsatisfactory financial performance does not constitute grounds to terminate and remove the manager under the operating agreement. These provisions make it difficult to end the Company's relationship with the manager, even if we believe the manager's performance is not satisfactory.

The operating agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the manager.

The operating agreement provides that the manager, in exercising its rights in its capacity as the manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by our bylaws, or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

There are conflicts of interest among us, the manager and its affiliates.

Each of our executive officers is an executive officer of the manager. All the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm's-length negotiations. Some of the conflicts inherent in the Company's transactions with the manager and its affiliates, and the limitations on such parties adopted to address these conflicts, are described below. The manager and its affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of our interests.

The operating agreement provides the manager with broad powers and authority which may exacerbate the existing conflicts of interest among your interests and those of the manager, its executive officers and its other affiliates. Potential conflicts of interest include, but are not limited to, the following:

- the manager or an affiliate of the manager may certain properties. The manager will be setting the purchase price that the Company will pay for such a property, which price may be higher than appraised values or comparable property prices;

- the manager, its executive officers and its other affiliates may continue to offer other real estate investment opportunities, including equity offerings similar to this offering, and may make investments in real estate assets for their own respective accounts, whether or not competitive with our business;

- the manager, its executive officers and its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits or fees or other compensation from any other business owned and operated by the manager, its executive officers and/or its other affiliates for their own benefit;

- we may engage the manager or affiliates of the manager to perform services at prevailing market rates. Prevailing market rates are determined by the manager based on industry standards and expectations of what the manager would be able to negotiate with third party on an arm's length basis; and

- the manager or affiliates of the manager may provide advances or loans to us and charge reasonable market rates of interest, which are determined by the manager based on the manager's determination of market rates for mortgages of a similar character and term at the time of entry into the purchase and sale agreement; and

- the manager, its executive officers and its other affiliates are not required to devote all of their time and efforts to our affairs.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any transaction to which we or any of our subsidiaries has an interest or engaging for their own account in business activities of the types conducted by us.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any asset to be acquired or disposed of by us or any of our subsidiaries or in any transaction to which we or any of our subsidiaries are a party or have an interest. Additionally, we do not have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. In addition, our management agreement with the manager does not prevent the manager and its affiliates from engaging in additional management or investment opportunities, some of which could compete with us.

The manager's liability is limited under the operating agreement, and we have agreed to indemnify the manager against certain liabilities. As a result, we may experience poor performance or losses for which the manager would not be liable.

Pursuant to the Company's operating agreement, the manager will not assume any responsibility other than to render the services called for thereunder and not will be responsible for any action of our board of directors in following or declining to follow the manager's advice or recommendations. The manager maintains a contractual, as opposed to a fiduciary, relationship with us and our investors. Under the terms of the operating agreement, the manager, its officers, investors, members, managers, directors and personnel, any person controlling or controlled by the manager and any person providing sub-advisory services to the manager will not be liable to us, any subsidiary of ours, our board of directors, or our investors, members or partners or any subsidiary's investors, members or partners for acts or omissions performed in accordance with and pursuant to the operating agreement, except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the operating agreement. Accordingly, we and our investors will only have recourse and be able to seek remedies against the manager to the extent it breaches its obligations pursuant to the operating agreement. Furthermore, we have agreed to limit the liability of the manager and to indemnify the manager against certain liabilities. We have agreed to reimburse, indemnify and hold harmless the manager, its officers, investors, members, managers, directors and personnel, any person controlling or controlled by the manager and any person providing sub-advisory services to the manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from, acts or omissions of such indemnified parties not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of the manager's duties, which have a material adverse effect on us. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the operating agreement because of our desire to maintain our ongoing relationship with the manager.

Risks Related to Real Estate Investments Generally

Our real estate assets will be subject to the risks typically associated with real estate.

Our real estate assets will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

- natural disasters such as hurricanes, earthquakes and floods;

- acts of war or terrorism, including the consequences of terrorist attacks;

- adverse changes in national and local economic and real estate conditions;

- an oversupply of (or a reduction in demand for) short-term rentals in the areas where particular properties are located and the attractiveness of particular properties to prospective guests;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

- costs of remediation and liabilities associated with environmental conditions affecting properties; and

- the potential for uninsured or underinsured property losses.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of booking revenue that can be generated net of expenses required to be incurred with respect to a property. Many expenditures associated with a property (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in rental income from the property.

Our acquisitions will be premised on assumptions about occupancy levels and rental rates, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced. These factors may have a material adverse effect on the value that we can realize from our assets.

We face possible risks associated with natural disasters and the physical effects of climate change, which could have a material adverse effect on our business, results of operations, and financial condition.

To the extent climate change causes changes in weather patterns, the coastal destinations where our rental properties are located could experience increases in storm intensity and rising sea levels, causing damage to our property that could result in reduced bookings at these properties. Climate change may also affect our business by increasing the cost of or eliminating property insurance on terms we find acceptable in areas most vulnerable to such events. This could increase operating costs, including the cost of water or energy, and require us to expend funds to repair and protect our property from such events. In addition, changes in federal, state and local legislation and regulations designed to address climate change could result in increased capital expenditures to improve the energy efficiency of a property that we acquire in order to comply with such legislation and regulations. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

The performance of any short-term rental is likely to fluctuate significantly due to seasonality based on the location of the specific property.

The performance of and rental income generated by any short-term rental property is likely to fluctuate significantly during the course of a year, reflecting periods of lower or higher demand based on the location of the property. Declines in occupancy rates and revenues during low seasons may occur, while costs and expenses do not decline at the same rate, if at all, having a material adverse effect on our profitability, cash flow and ability to make distributions to investors.

The market in which the company participates is competitive and, if it does not compete effectively, its operating results could be harmed.

The Company competes with many others engaged in real estate in general and short-term rental operating activities in particular, including, but not limited to, individuals, corporations, bank and insurance company investment accounts, real estate investment trusts, and private real estate funds. In particular, the company intends to cause the property manager to list its short-term rental properties through established third-party rental booking platforms, such as Airbnb and Vrbo. The Company's properties will compete with all other properties listed on those sites in the vicinity of the company's properties, as well as other traditional accommodations such as hotels that may have built-in client bases and greater resources to withstand economic downturns or off-peak vacancies. This market is competitive and rapidly changing. Significant increases in the number of listings for short-term rentals in the geographic areas where the company's properties are located, if not met by a similar increase in demand for short-term rentals, is likely to cause downward pressure on rental rates and, potentially, the value of the real estate assets. The Company expects competition to persist and intensify in the future, which could its ability to generate sufficient rental income from its short-term properties or acquire additional properties on terms that investors find to be reasonable.

The Company will be dependent on the efforts of its property manager and the performance, dependability, and reliability of the short-term rental platforms through which the property manager lists the Company properties.

The Company intends to cause the property manager to promote the company's short-term rental properties through third-party rental booking platforms, such as Airbnb and Vrbo, and will rely on these platforms to facilitate bookings, communications with renters, and collection of rental amounts and taxes, and to remit those payments appropriately. If these platforms were to experience disruptions or fail to meet users' expectations, our business could suffer. Furthermore, if one or more of these platforms were to cease operations or to reject our listings, we may have difficulty renting our short-term properties, which could have a material adverse effect on our results, profitability and the ability to make distributions to investors.

The Company may decide to sell a residential property which could conflict with an investor's interests.

The Company may decide to sell any property at any time in accordance with the management rights afforded to the manager. Investors will not have a say in this decision. The timing and decision to sell a property may conflict with investors' personal interests, beliefs or theories regarding the real estate market. Further, it is possible the sale will not be done at an optimal time. In any case, investors would not have any cause of action against the company or the manager for such sales.

We anticipate involvement in a variety of litigation.

We anticipate involvement in a range of legal actions in the ordinary course of business, including disputes between the company and guests, challenges to title and ownership rights, and issues with local housing officials arising from the condition, maintenance or operation of one or more of our residential properties. These issues may escalate into legal action from time to time. These actions can be time consuming and expensive. We cannot assure you that we will not be subject to expenses and losses that may adversely affect our operating results.

We may be subject to unknown or contingent liabilities related to properties that we acquire for which we may have limited or no recourse against the sellers.

Properties that we may acquire in the future may be subject to unknown or contingent liabilities for which we may have limited or no recourse against the sellers. Unknown or contingent liabilities might include liabilities for clean-up or remediation of environmental conditions, claims of prior tenants or renters, vendors or other persons dealing with the acquired properties, tax liabilities and other liabilities whether incurred in the ordinary course of business or otherwise. In the future we may enter into transactions with limited representations and warranties or with representations and warranties that do not survive the closing of the transactions or that only survive for a limited period, in which event we would have no or limited recourse against the sellers of such properties. While we expect to usually require the sellers to indemnify us with respect to breaches of representations and warranties that survive, such indemnification is often limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses.

As a result, there is no guarantee that we will recover any losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that we may incur with respect to liabilities associated with acquired properties may exceed our expectations, which may adversely affect our business, financial condition, results of operations and cash flow. Finally, we expect that indemnification agreements between us and the sellers will typically provide that the sellers will retain certain specified liabilities relating to the property acquired by us. While the sellers are generally contractually obligated to pay all losses and other expenses relating to such retained liabilities, there can be no guarantee that such arrangements will not require us to incur losses or other expenses as well.

We may not be able to sell our property at a price equal to, or greater than, the price for which we purchased such property, which may lead to a decrease in the value of our assets.

The value of a property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase a property.

We may be required to make significant capital expenditures to improve the property in order to attract guests, generate positive cash flow or make short-term rental properties suitable for sale, which could adversely affect us, including our financial condition, results of operations and cash flow.

In the event there are adverse economic conditions in the short-term rental market which lead to an increase in guest defaults, lower booking rates and less demand for short-term rentals, we may be more inclined to improve the property or provide additional services to our guests in order to compete in a more competitive short-term rental environment, all of which could negatively affect our cash flow. If the necessary capital is unavailable, we may be unable to make these potentially significant capital expenditures. This could result in decreased bookings by guests and our property remaining vacant, which could adversely affect our financial condition, results of operations, cash flow and the market value of our interests.

Our dependence on short-term rental revenue may adversely affect us, including our profitability, our ability to meet our debt obligations and our ability to make distributions to our investors.

Our income will be primarily derived from short-term rental revenue from residential properties. As a result, our performance will depend on our ability to collect rental revenue from guests. Our income and funds for distribution would be adversely affected if our guests fail to make payments when due or cause damage to the property. These actions could result in the loss of revenue attributable to the terminated rental agreements or increased costs to repair the property. The loss of rental revenues from our guests or increased costs to repair property may adversely affect us, including our profitability, our ability to meet our debt and other financial obligations and our ability to make distributions to our investors.

We may engage in development, redevelopment or repositioning activities in the future, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.

We may engage in development, redevelopment or repositioning activities with respect to properties that we acquire as we believe market conditions dictate. If we engage in these activities, we will be subject to certain risks, which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation:

- the availability and pricing of financing on favorable terms or at all;

- the availability and timely receipt of zoning and other regulatory approvals;

- the potential for the fluctuation of short-term rental rates at development and redevelopment properties, which may result in our investment not being profitable;

- start up, development, repositioning and redevelopment costs may be higher than anticipated;

- cost overruns and untimely completion of construction (including risks beyond our control, such as weather, labor conditions or material shortages); and

- changes in the pricing and availability of buyers and sellers of such properties.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, and the market value of our interests and our ability to satisfy our debt obligations and to make distributions to our investors.

Our properties may be subject to impairment charges.

We will periodically evaluate our real estate investments for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, short-term rental performance and legal structure. If we determine that an impairment has occurred, we would be required to make a downward adjustment to the net carrying value of a property. Impairment charges also indicate a potential permanent adverse change in the fundamental operating characteristics of the impaired property. There is no assurance that these adverse changes will be reversed in the future and the decline in the impaired property's value could be permanent.

Downturns relating to certain geographic regions, industries or business sectors may have a more significant adverse impact on our assets and our ability to pay distributions than if we had a diversified investment portfolio.

Our investment will be concentrated in a single geographic location, or secured by assets concentrated in a single geographic location. Downturns relating generally to such region may result in defaults on our investment, which may reduce our net income and the value of our interests and accordingly limit our ability to pay distributions to our investors.

Any adverse economic or real estate developments in our target markets could adversely affect our operating results and our ability to pay distributions to our investors.

Property taxes could increase due to property tax rate changes or reassessment, which could impact our financial condition, results of operations and cash flow.

The Company generally will be required to pay state and local taxes on its property. The real property taxes on our property may increase as property tax rates change or as our property are assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, the value of our interests and our ability to satisfy our principal and interest obligations and to make distributions to our investors could be adversely affected.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage, including due to the potential non-renewal of the Terrorism Risk Insurance Program (TRIP), could reduce our cash flows and the return on our investors' investments.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with such catastrophic events could sharply increase the premiums we pay for coverage against property and casualty claims.

This risk is particularly relevant with respect to potential acts of terrorism. The Terrorism Risk Insurance Program (TRIP), under which the U.S. federal government bears a significant portion of insured losses caused by terrorism, was extended until December 31, 2027 pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019, but there can be no assurance that Congress will act to renew or replace the TRIP following its expiration. If the

TRIP is not renewed or replaced, terrorism insurance may become difficult or impossible to obtain at reasonable costs or at all, which may result in adverse impacts and additional costs to us.

Changes in the cost or availability of insurance due to the non-renewal of the TRIP or for other reasons could expose us to uninsured casualty losses. If any of our property incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our investors' investments. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to investors.

Additionally, mortgage lenders insist in some cases that multifamily property owners purchase coverage against terrorism as a condition for providing mortgage loans. Accordingly, to the extent terrorism risk insurance policies are not available at reasonable costs, if at all, our ability to finance or refinance our property could be impaired. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses.

Real estate investments are relatively illiquid and may limit our flexibility.

Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of assets in the future will depend on prevailing economic and market conditions. Our inability to sell our property on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations. In addition, real estate can at times be difficult to sell quickly at prices we find acceptable. When we sell any of our assets, we may recognize a loss on such sale.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions to our investors and make additional investments.

We intend to diversify our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities. However, the Federal Deposit Insurance Corporation, or FDIC, only insures amounts up to $250,000 per depositor per insured bank. We expect to have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000.

The occurrence of a cyber incident, or a deficiency in our cyber security, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, or damage to our business relationships, all of which could negatively impact our financial results.

We collect and retain certain personal information provided by our investors and guests who may stay in the property owned by the Company. While we expect to implement a variety of security measures to protect the confidentiality of this information and periodically review and improve our security measures, we can provide no assurance that we will be able to prevent unauthorized access to this information. A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our information resources. More specifically, a cyber incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information. As our reliance on technology has increased, so have the risks that could directly result from the occurrence of a cyber incident including operational interruption, damage to our relationships with our investors and guests, and private data exposure, any of which could negatively impact our reputation and financial results.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

From time to time we may acquire unimproved real property or properties that are under development or construction. Investments in such properties will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we must rely on short-term rental income and expense projections and estimates of the fair market value of residential property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Inflation may adversely affect our financial condition and results of operations.

An increase in inflation could have an adverse impact on any floating rate mortgages or credit facilities we may enter into and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our investors.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to substantial liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. Even if we are not subject to liability, other costs, which we would undertake to avoid or mitigate any such liability, such as the cost of removing or remediating hazardous or toxic substances could be substantial. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. The condition of properties at the time we buy them, operations in the vicinity of our property, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our property.

The presence of hazardous substances, including hazardous substances that have not been detected, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions to our investors and may reduce the value of your investment.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected property or development project, which would adversely affect our operating results.

Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us or our property manager and its assignees from operating such properties. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury or other damage claims could reduce our cash available for distributions to our investors.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances, including asbestos-containing materials and lead-based paint, on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could materially adversely affect our business, assets or results of operations and, consequently, reduce the amounts available for distribution to our investors.

Costs associated with complying with the Americans with Disabilities Act and similar laws (including but not limited to the Fair Housing Amendments Act of 1988 and the Rehabilitation Act of 1973) may decrease cash available for distributions to our investors.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 13, 1991 to comply with design and construction requirements for disabled access. For projects receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. If one or more of our property that we acquire are not in compliance with such laws, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with such laws. Noncompliance with these laws could also result in the imposition of fines or an award of damages to private litigants. Substantial costs incurred to comply with such laws, as well as fines or damages resulting from actual or alleged noncompliance with such laws, could adversely affect us, including our future results of operations and cash flows.

Declines in the market values of the property we invest in may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our investors.

Some of the assets we invest in may be classified for accounting purposes as "available-for-sale." These investments will be carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to investors' equity without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of an available-for-sale asset falls below its amortized value and is not temporary, we will recognize a loss on that asset on the income statement, which will reduce our earnings in the period recognized.

A decline in the market value of the assets we invest in may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to our investors.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. If we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for those investments that we have that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Our investments may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of, and the cash flows from, residential real estate properties, which could significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our investors. In addition, possible future declines in booking rates and rental incomes may result in decreased cash flows from our rental properties.

Deficiencies in our internal controls over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition and liquidity.

Effective internal controls over financial reporting are necessary for us to accurately report our financial results. There can be no guarantee that our internal controls will be effective in accomplishing all control objectives all of the time. As we grow our business, our internal controls will become more complex, and we may require significantly more resources to ensure our internal controls remain effective. Deficiencies, including any material weakness, in our internal control over financial reporting could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition and liquidity.

Risks Related to U.S. Federal Income Tax Matters

If the Company cannot be treated as a corporation for tax purposes, investors may be taxed as partners in a partnership.

The rule that a limited liability company is an eligible entity that may elect to be treated as a corporation for federal income tax purposes is contained in proposed Treasury Regulations not yet technically in force (Prop. Treas. Reg. Section 301.7701- 1(a)(5)) and could be subject to change if and when those proposed Treasury Regulations are issued in final form. If such a change were to occur, investors in the Company would likely be treated as partners in a partnership and would be subject to current federal income tax on their proportional share of the income.

Legislative or regulatory action with respect to tax laws and regulations could adversely affect the Company and our investors.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in the interests. In particular, on December 22, 2017, President Trump signed the Tax Cuts and Jobs Act (the "Tax Act") into law. The Tax Act includes major changes to U.S. tax laws and represents the most significant changes to the Internal Revenue Code since 1986. In addition, recently enacted legislation intended to support the economy during the COVID-19 pandemic, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), made technical corrections, or temporary modifications, to certain of the provisions of the Tax Act. Additional changes to the tax laws are likely to continue to occur, and we cannot assure investors that any such changes will not adversely affect their taxation, the investment in their interests or the market value or the resale potential of our assets. Investors are urged to consult with their own tax advisor with respect to the impact of recent legislation, including the Tax Act and CARES Act, on their investment in the interests and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in the interests.

Risks Related to Ownership of our Interests

There is currently no public trading market for our securities.

There is currently no public trading market for any of our interests, and an active market may not develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your interests at any price. Even if a public market does develop, the market price could decline below the amount you paid for your interests.

Zorro, LLC will provide a platform for investors to trade shares after the initial holding period of 12 months. However, it is important to note that neither the Company nor Zorro can guarantee there will be a buyer for these shares. Zorro's platform is designed to facilitate the meeting of buyers and sellers, but the liquidity of investments remains uncertain. Investments in startups and other private companies can be very long-term, and it is possible that there may not be a market to sell these securities even after the initial holding period.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

There may be state law restrictions on an investor's ability to sell the interests.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. Also, Dalmore must be registered in that state. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our interests. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our interests. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

Investors' limited voting rights restrict their ability to affect the operations of the company or the Company.

Our manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights. Investors will therefore be subject to any amendments the manager makes (if any) to the operating agreement and allocation policy and also any decision it takes in respect of the Company, which the investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions and such amendments or decisions may not be in the best interests of all of the investors as a whole but only a limited number.

Furthermore, our manager can only be removed as manager of the Company in a very limited circumstance, following a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with the Company or the Company of interests. Investors would therefore not be able to remove the manager merely because they did not agree, for example, with how the manager was operating the Company property.

The offering price for the interests determined by us may not necessarily bear any relationship to established valuation criteria such as earnings, book value or assets that may be agreed to between purchasers and sellers in private transactions or that may prevail in the market if and when our interests can be traded publicly.

The price of the interests is a derivative result of the cost that the Company is expected to incur in acquiring a property. These prices do not necessarily accurately reflect the actual value of the interests or the price that may be realized upon disposition of the interests.

Funds from purchasers accompanying subscriptions for the interests will not accrue interest while in escrow.

The funds paid by an investor for interests will be held in a non-interest-bearing escrow account until the admission of the subscriber as an investor, if such subscription is accepted. Purchasers will not have the use of such funds or receive interest thereon pending the completion of the offering. No subscriptions will be accepted, and no interests will be sold unless valid subscriptions for the offering are received and accepted prior to the termination of the applicable offering. If we terminate an offering prior to accepting a subscriber's subscription, escrowed funds will be returned promptly, without interest or deduction, to the proposed investor.

Your interest in us will be diluted if and when we issue additional interests in the Company, which could reduce the overall value of your investment.

Investors do not have preemptive rights to any additional interests we issue in the future. Under our operating agreement, we have authority to issue an unlimited number of additional interests in the Company or other securities, although, under Regulation CF, we are only allowed to sell up to $5 million of interests in any 12-month period (although we may raise capital in other ways). In particular, our manager is authorized, subject to the restrictions of Regulation A and other applicable securities laws, to provide for the issuance of an unlimited amount of one or more classes of interests, and to designate the number of interests, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class thereof in the Company designation applicable to such class, without investor approval. The manager may elect to (i) sell additional interests in our current and future continuous offerings or (ii) issue equity interests in private offerings. In addition, the asset management fee (as described in "Management—Management Compensation") includes the issuance interests to the manager. To the extent we issue additional equity interests, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your interests.

Any dispute in relation to the operating agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where federal law requires that certain claims be brought in federal courts. The operating agreement, to the fullest extent permitted by applicable law, provides for investors to waive their right to a jury trial.

Each investor will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required by federal law, a federal court of the United States, as in the case of claims brought under the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

If an interest holder were to bring a claim against the Company or the manager pursuant to the operating agreement and such claim was governed by state law, it would have to bring such claim in the Delaware Court of Chancery. The operating agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the Delaware, which govern the operating agreement, by a federal or state court in the State of Delaware, which has exclusive jurisdiction over matters arising under the operating agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial.

We believe that this is the case with respect to the operating agreement and our interests. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the operating agreement. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the operating agreement with a jury trial. No condition, stipulation or provision of the operating agreement or our interests serves as a waiver by any investor or beneficial owner of our interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, the Company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision, and the Company believes that the provision does not impact the rights of any investor or beneficial owner of our interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations and may limit an investor's ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage an investor to the extent a judge might be less likely than a jury to resolve an action in the investor's favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could materially and adversely affect our business and financial condition.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE

OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

1509 Robert Dr, LLC, a Delaware limited liability company, was formed in June 2024 to permit investment in individual residential properties that will be used as short term rentals. We believe people should have access to the wealth creation that real estate investment can provide. To support this idea, we are building what we believe to be a new model for real estate investment. We believe in passive income, conservative debt, diversification, and aligned incentives.

The Company's business model revolves around providing accessible and affordable real estate investments to a broad range of investors. Through our expertise in real estate investment management and financing, we aim to deliver high-quality, income-producing rental properties.

Our approach involves fractional real estate investment, which allows multiple investors to own a share of a property without purchasing the entire asset. This model significantly lowers the entry barrier and simplifies the investment process for individuals, democratizing access to real estate investments.

Zorro, LLC manages the property, handling responsibilities such as property management, tenant relations, and distribution of rental income and appreciation to investors. The utilization of technology, including online platforms, enhances transparency, efficiency, and security in our operations.

Business Objectives

Our objectives are:

- Consistent cash flow;

- Long term capital appreciation with moderate to no leverage;

- Capital preservation.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Property Criteria

- Capitalization rates, including set-up fees and furniture, fixtures and equipment as part of the initial purchase price, greater than five percent (5%). For this purpose, the capitalization rate reflects a property's annual short-term rental income minus property management fees, local real estate taxes and permitting fees, property insurance, maintenance expenses, and marketing incentives, divided by the purchase price of the property;

- Homes with a minimum of two (2) bedrooms and two (2) bathrooms;

- Homes with a price range of $300,000 to $1,000,000 and a repair/improvement budget requirement of less than 20% of the home purchase price; and

- Locations that are highly desirable travel and short-term rental locations.

Our Manager

The Property will be managed by Zorro, LLC ("Zorro"). Zorro will be responsible for sourcing properties and overseeing the selection of property management companies to handle daily operations, will handle daily reservations, housekeeping, and maintenance, and will track accounting, insurance, and annual tax returns. Zorro will receive an annual asset management fee ("Annual Fee") equal to 5% of the gross revenues, less maintenance and restocking expenses. The Annual Fee will be paid out of the net operating rental income. In addition to the Annual Fee, Zorro will receive an additional fee equal to 0.5% of the Property's purchase price payable in membership interests, accrued every quarter at the then-current price, and issued to Zorro by the end of the fiscal year.

Asset Management

We believe that successful real estate investment requires the implementation of strategies that permit favorable purchases, effective asset management and timely disposition of those assets. As such, we have developed a disciplined approach that combines the experience of our manager with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and aggressive management of each asset acquired.

To execute our disciplined investment approach, the manager will take responsibility for the business plan of each investment. The following practices summarize our investment approach:

- *Local Market Research* – Our manager will extensively research the acquisition and underwriting of each transaction, utilizing both real time market data and the transactional knowledge and experience of our network of professionals and in market relationships.

- *Underwriting Discipline* – Our manager will follow a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property, its location, income-producing capacity, prospects for long-range appreciation, tax considerations and liquidity.

- *Risk Management* – Risk management will be a fundamental principle in the management of each of our property. Operating or performance risks arise at the investment level and often require real estate operating experience to cure. Our manager will review the operating performance of investments against projections and provide the oversight necessary to detect and resolve issues as they arise.

- *Asset Management* – Our manager will develop a property business strategy which will be customized based on the acquisition and underwriting data. This is a forecast of the action items to be taken and the capital needed to achieve the anticipated returns. The manager will review asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle.

Investments in Real Property

Our investment in real estate generally will take the form of holding fee title or a long-term leasehold estate. We will acquire such interests directly.

In purchasing and renting properties, we will be subject to risks generally incident to the ownership of real estate.

Investment Process

The manager has the authority to make all the decisions regarding our investments consistent with the investment objectives and leverage policies approved by the manager and subject to the limitations in the operating agreement.

Leverage Policy

We may employ leverage to enhance total returns to our investors through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. The manager may from time to time modify our leverage policy in its discretion. However, it is our policy to not borrow more than 70% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by the manager. To the extent the Company does not employ leverage to fund the initial purchase of an asset, the Company may subsequently determine to obtain financing for the asset in accordance with this leverage policy. In such case, unless the financing (or any other refinancing) proceeds are needed, in the manager's discretion, to fund the operations of an asset or reserves, the manager may determine to distribute all or a portion of such proceeds to investors.

Acquisition Mechanics

It is not anticipated that the Company will own any assets other than the property, plus cash reserves for maintenance, insurance and other expenses pertaining to the property and amounts earned by the Company from the monetization of the property, if any. The Company may acquire its property either from an unaffiliated third party or from an affiliate. The Company may hold the property in a wholly owned limited liability company subsidiary organized in the state where the property is located.

Purchase price funds to acquire a new property will be the cash provided from the proceeds of an offering or some combination of mortgage proceeds and cash. If a property is purchased entirely with cash without any financing, the Company may later obtain mortgage financing for the property, to the extent such financing is available at favorable rates, and the manager in its discretion may determine to distribute certain proceeds from such financing to investors. The funding and closing of the property acquisition may take place prior to the beginning of the offering, during the offering or at the time of closing of the offering. If the property acquisition closing takes place prior to the closing of the offering, the cash component of the property purchase price will be provided by the manager as a loan to the Company for payment to the seller. In turn, the Company will issue to the manager a promissory note in the amount of the manager's loan. In addition, if a mortgage is not able to be obtained, or obtained at favorable rates, from a third-party lender, the manager or an affiliate may provide such financing at a reasonable market interest rate. The proceeds of the new offering, net of sales commissions, if any, will be used to repay the outstanding balance, plus accrued but unpaid interest, on the promissory note (and, if applicable, mortgage loan) issued to the manager. The Company may also pay the manager a sourcing fee as indicated below in the use of proceeds table for the Company. If by the termination date of the offering the Company does not raise sufficient funds in the offering to repay the manager the outstanding principal balance on the promissory note (and, if applicable, mortgage loan), (i) the available net proceeds of the offering will be used to pay down the promissory note and/or the mortgage loan to the extent possible and (ii) any outstanding balance on the promissory note will be converted into interests in the Company and issued to the manager. Such interests will be valued at the same price as offered to investors in the offering.

Operating Policies

Credit Risk Management. We may be exposed to various levels of credit and special hazard risk depending on the nature of our assets. The manager and its executive officers will review and monitor credit risk and other risks of loss associated with each investment. The manager will monitor the overall credit risk and levels of provision for loss.

Interest Rate Risk Management. We will follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. We intend to minimize our interest rate risk from borrowings by attempting to "match-fund," which means the manager will seek to structure the key terms of our borrowings to generally correspond with the expected holding period of our assets.

Equity Capital Policies. Under the operating agreement, we have the authority to issue an unlimited number of additional interests or other securities. After your purchase in the offering, the manager may elect to sell additional securities in future private offerings. To the extent we issue additional equity interests after your purchase in an offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your interests.

Additional Borrowings. We expect the Company to finance or refinance any outstanding indebtedness with an additional mortgage or other debt financing, including with either an affiliate or a third party. We expect that any third-party mortgage and/or other debt instruments that the Company enters into in connection with a financing or refinancing of a property will be secured by a security interest in the title of such property and any other assets of the Company.

Disposition Policies
We intend to hold and manage the property we acquire for a period of five to fifteen years. As each of our property reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of short-term rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of interest holders to sell a property earlier than five years or to hold a property for more than fifteen years.

When we determine to sell a particular property, we will seek to achieve a selling price that maximizes the capital appreciation for investors based on then-current market conditions. We cannot assure you that this objective will be realized.

Following the sale of a property, the manager will distribute the proceeds of such sale, net of the property disposition fee as described below, to the interest holders (after payment of any accrued liabilities or debt on the property or of the Company at that time).

Description of the Property Management Agreement

The Company will appoint the manager or a third-party property management company to serve as property manager to manage the property pursuant to the specific property management agreement.

The services provided by the property manager will include:

- facilitating rentals via listing on third-party sites, such as Airbnb and Vrbo;

- creating policies for the collection of rental income;

- managing inventory, cleaning and maintenance for rental property furnishings and supplies;

- investigating, selecting, and engaging and conducting business with such persons as the property manager deems necessary to ensure the proper performance of its obligations under the property management agreement, including, but not limited to, consultants, insurers, insurance agents, maintenance providers, bookkeepers and accountants and any and all persons acting in any other capacity deemed by the property manager necessary or desirable for the performance of any of the services under the property management agreement; and

- developing standards for the care of the underlying properties.

The property manager will have sole authority and complete discretion over the care, custody, maintenance and management of the Company property and may take any action that it deems necessary or desirable in connection with the property, subject to the limits set for in the applicable property management agreement. The property manager may delegate all or any of its duties under the applicable property management agreement to a third-party property manager. The property manager will not have the authority to sell, transfer, encumber or convey any property.

Each property management agreement will terminate on the earlier of: (i) the manager's discretion to terminate a property management agreement at pre-determined renewal periods or by paying a termination fee, (ii) after the date on which the relevant property has been liquidated and the obligations connected to the Company property (including contingent obligations) have been terminated, (iii) the removal of the manager as managing member of the Company (if the property manager is the manager), (iv) upon notice by one party to the other party of a party's material breach of a property management agreement or (v) such other date as agreed between the parties to the property management agreement.

The Company may indemnify the property manager out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which it becomes subject by virtue of serving as property manager under the respective property management agreements with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence. Such obligation will be set forth in the relevant property management agreement.

Property Management Fee

As compensation for the services provided by the property manager, the Company will be charged a property management fee equal to twenty-five percent (25%) of all rents and fees as remitted to the Company on a monthly basis. The property manager will be the Manager or an affiliate of the Manager. No other fees or compensation will be paid to the Manager or any other party.

Operating Expenses

The Company will be responsible for the costs and expenses attributable to the activities of the Company, including, but not limited to:

- any and all fees, costs and expenses incurred in connection with the management of a property and preparing any reports and accounts, including, but not limited to, audits of annual financial statements, tax filings and the circulation of reports to investors;

- any and all insurance premiums or expenses;

- any withholding or transfer taxes imposed on the Company or any of the members;

- any governmental fees imposed on the capital of the Company;

- any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company or a property manager in connection with the affairs of the Company, or relating to legal advice directly relating to the Company's legal affairs;

- any fees, costs and expenses of a third-party registrar and transfer agent appointed by the manager;

- any indemnification payments;

- any costs, fees, or payments related to interest or financing expenses;

- any potential HOA or association fees;

- any ongoing regulatory or permitting fees related to operating a short-term rental business;

- the costs of any third parties engaged by the manager in connection with the operations of the Company; and

- any similar expenses that may be determined to be Operating Expenses, as determined by the manager in its reasonable discretion.

The manager will bear its own expenses of an ordinary nature.

If the Operating Expenses exceed the amount of revenues generated from a property and cannot be covered by any Operating Expense reserves on the balance sheet, the manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Company, on which the manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such property (which we refer to as Operating Expenses Reimbursement Obligation(s)), and/or (c) cause additional interests to be issued in order to cover such additional amounts.

Competition

There are a number of established and emerging competitors in the real estate investment platform market. The market is fragmented, rapidly evolving, competitive, and with relatively low barriers to entry. We consider our competitive differentiators in our market to be:

- our focus on the residential short-term rental market;

- the ability for users to select which rental properties they would like to invest in;

- consistent rental income with use of moderate amounts of leverage;

- our unique investment strategy and approach to market selection; and

- lower minimum investment amounts; and

We face competition primarily from other short term real estate investment platform companies such as Arrived, Ember, Fintor and other real estate platforms such as Fundrise LLC, as well as a range of emerging new entrants. In order to compete, we work tirelessly to innovate and improve our products, while at the same time preserving our unique culture and approach.

Employees

Our company does not have any employees. All of the officers and directors of the Company are employees of the manager.

Legal Proceedings

None of the Company, the manager, or any director or executive officer of the Company or the manager is presently subject to any material legal proceedings.

Property Summary Overview

The Company is being established to allow investors who acquire interests in the offering to own an indirect interest in the short-term rental home located at 1509 Robert C. Blakes Sr. Dr, New Orleans, LA 70130 (the "Property").

The Company expects to complete the acquisition of the property, in accordance with one of the acquisition methods discussed above, in or about July 2024. The acquisition of the property will be funded entirely by cash from this offering or cash advanced by the manager. The property will be held by 1509 Robert Dr, LLC, a Delaware limited liability company, which, on the closing of the offering, will be a wholly owned subsidiary of the Company. See the "Use of Proceeds" section below for additional information regarding anticipated expenses and uses of offering proceeds.

Property Summary

The Property is a short-term rental home in Louisiana. The property is a 3 bedroom, 2.5 bathroom townhouse home.

Address: 1509 Robert C. Blakes Sr. Dr, New Orleans, LA 70130
Year Built: 2015
Bedrooms: 3
Baths: 2.5
Square Footage: 2,300

Property History

The property was built in 2015.

Prior to the acquisition of the property, the property was owner occupied and was not operated as a rental income property.

Property Components & Capital Expenditures

The property was inspected by a licensed professional, and the inspection report indicated that the major property components are in acceptable, functional condition, with no obvious signs of defect.

With the current expected level and quality of the property components we will not recognize any deferred maintenance items and we expect that the major property components will remain in working order during the anticipated hold period for this property. In our operating estimates, we forecast a potential cost of maintenance and capital expenses as a percentage of rental income. In the case of unforeseen maintenance expenses, we could make use of our cash reserves, if necessary.

Property Operations and Hold Period

The property was owner occupied and has no prior rental history. The manager intends to list the property for rent at a rate of $305 per night, which is consistent with other short-term rental homes in the same area of New Orleans, LA.

The manager anticipates that this property's Operating Expenses, which include real estate taxes, property insurance and repairs and maintenance costs, will be in the range from $1,000 to $10,000 or greater per month. This estimate is based on the manager's due diligence calculations and does not take into account amounts for capital expenditures for major repairs. At this time we do not anticipate any significant capital expenditures for the property.

We intend to hold the property for five to fifteen years during which time, we will operate the property as a rental property. During this period, we intend to distribute any Free Cash Flow (as defined below) to the Company's interest holders. The determination as to when the property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The manager may determine that it is in the best interests of interest holders to sell the property earlier than five years or to hold the property for more than fifteen years.

Intellectual Property

The Company does not currently hold any intellectual property (including pending registrations).

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	Percent	Amount if Maximum Offering Amount Raised
Acquisition of Property	85.5%	$575,000.00
Loan		-
Property Improvements		-
Operating & Capital Reserves	3.42%	$23,000
Brokerage Fee	3.19%	$21,462
Acquisition Expenses	0.85%	$5,750.00
Offering Expenses Total	2.76%	$18,589.00
Financing & Holding Cost		-
Sourcing Fee	4.27%	$28,750.00
Total		**$672,551**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The Company is managed by Zorro, LLC, which is owned and operated by Tigran Shahbazian. Zorro will be responsible for sourcing properties and overseeing the selection of property management companies to handle daily operations. This Property Management Company will handle daily reservations, housekeeping, and maintenance. Zorro will track accounting, insurance, and annual tax returns, etc.

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Tigran Shahbazian	Manager	As described below.

Biographical Information

Tigran Shahbazian

Tigran Shahbazian is an accomplished entrepreneur and product innovator with a rich 25-year history of founding and growing pioneering technology enterprises. Among his notable ventures is Hosteeva.com, a short-term rental property management platform. Beyond his startup ventures, Tigran has also been deeply involved in real estate investment for over ten years. His approach to business is marked by a relentless focus on customer needs and a commitment to creating scalable, AI-driven software solutions that address practical challenges.

Before embarking on his entrepreneurial path, Tigran held significant positions at leading tech corporations such as Microsoft and Amazon. During his time at Microsoft, he was instrumental in launching new cybersecurity, governance, compliance services, and AI innovations like Copilot. At Amazon, he played a key role in redesigning the retail catalog system for greater scalability and flexibility.

Tigran is proficient in comprehensive product design, strategy, user experience, lifecycle management, artificial intelligence/machine learning, cloud computing, and leading dynamic, interdisciplinary teams. He is academically credentialed with a Master's degree in Computer Science and a Bachelor's in Computer Science and Mathematics.

Fees

For its services, Zorro, LLC will receive the following fees:

Zorro Fee Structure:

Annual Asset Management Fee:

  - Zorro will receive an annual asset management fee equal to 5% of the gross revenues, less maintenance and restocking expenses. This fee will be paid out of the net operating rental income.

Acquisition Fee:

  - In addition to the annual fee, Zorro will receive an acquisition fee equal to 0.5% of the property's purchase price. This fee will be paid in membership interests, accrued every quarter at the then-current price, and issued to Zorro by the end of the fiscal year.

. Sourcing Fee:

  - Zorro will receive a sourcing fee in the amount of $28,750 to cover the costs associated with sourcing and preparing the property for investment.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

No Class B Membership Interests have been issued and 100% of the Class A Membership Interests of the Company are held by Tigran Shahbazian, the manager of the Company. At the closing of this Offering, 100% of the Class A Membership Interests of the Company will be held by the manager of the Company and 100% of the Class B Membership Interests will be held by the investors in this offering.

Outstanding Equity interests

As of the date of this Form C, the Company's outstanding equity interests consists of:

Type	Class A Membership Interests
Amount Outstanding	10
Voting Rights	Pro rata
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Interests which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Type	Class B Membership Interests
Amount Outstanding	0
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Interests which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has no additional securities outstanding.

Outstanding Debt

As of the date of this Form C, the Company has no outstanding debt.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage ownership
Tigran Shahbazian	10 Class A Interests	100%

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations

The Company was organized on June 15, 2024 under the laws of the State of Delaware and is headquartered in 189 Maple Ridge Dr, Metairie, LA 70001.

Cash and Cash Equivalents

As of June 15, 2024 the Company had an aggregate of $0 in cash and cash equivalents, leaving the Company with approximately 0 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use Of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

Other than the purchase of the property, the Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Previous Offerings of Securities

We have made no securities offerings within the last three years.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

As of the date of this Form C, the Company has not conducted any transactions with any related persons.

THE OFFERING AND THE SECURITIES

The Offering

1509 Robert Dr, LLC is a Delaware limited liability company (the "**Company**," "**we**," "**us**", or "**our**"), is offering to sell a minimum target of 5,000 ($250,000) (the "**Target Offering Amount**") in Class B Membership Interests of the Company ("**Interests**" or the "**Securities**"). The Company intends to raise at least the Target Offering Amount and up to 12,552 ($627,551) Interests (the "**Maximum Offering Amount**") from investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best-efforts basis and the Company must reach its Target Offering Amount by January 31, 2025 ("**Offering Deadline**"). Unless the Company issues at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be issued in this Offering, commitments will be cancelled, and funds will be returned.

The Company is selling the Securities directly. The purchase price for such Securities will be $50.00 per Interest, with a minimum purchase of 2($100) Interests.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third-party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

Intermediate Closings

In the event an amount equal to the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Unit Purchase Agreement ("Purchase Agreement") instrument attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company has selected Colonial Stock Transfer Company, an SEC-registered securities transfer agent, to act as its transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities entitle Investors to distributions as follows:

100%, pro rata to the Class B Interest holders.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any preferred securities then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the Class B Interest holders and the Class A Interest holders

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Voting and Control

The Class B Membership Interests have limited voting rights.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any equity interests into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any equity interests into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interests into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.

- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough equity interests authorized to issue upon the conversion of the Securities, because the amount of equity interests to be issued is based on the occurrence of future events.

COMMISSION AND FEES

The issuer shall pay a fee of 3% of the amount raised in the Offering to the Intermediary.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING REPRESENTATION

The Company's officers may participate in the filming or recording of various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

EXHIBIT B

Unit Purchase Agreement

1509 ROBERT DR, LLC

A DELAWARE LIMITED LIABILITY COMPANY

SUBSCRIPTION AGREEMENT

DEFINITIONS

"***Arbitration Location***" shall mean _____.

 "***Company***" shall mean: 1509 ROBERT DR, LLC.

*"**Company Asset***" means a property located at 1509 Robert C. Blakes Sr. Dr, New Orleans, LA 70130.

"***Effective Date***" shall mean the date upon which the Subscription is accepted by the Company.

"***Manager***" shall mean: Tigran Shahbazian.

"***Manager E-mail***" shall mean: _____

"***Manager Contact Information***" shall mean:

Tigran Shahbazian
[ADDRESS]
[PHONE]

*"**Member***" shall mean a member as defined in the Company's Operating Agreement.

"***Memorandum***" means that the Form C of 1509 Robert Dr, LLC provided in connection with the offering of the Interests.

"***Subscription Documents***" shall mean this Subscription Agreement, its exhibits, and any documents incorporated by reference therein.

Capitalized words that are used but not defined herein shall have the meaning given them in the Operating Agreement.

Subscriber Name: _____

SUBSCRIPTION AGREEMENT

This Subscription Agreement (this "***Agreement***") is entered into by and between 1509 ROBERT DR, LLC, a Delaware limited liability company (the "***Company***") and the subscriber who executes this Agreement (the "***Subscriber***"), effective as of the date of the Subscriber's signature (electronic or otherwise) to this Agreement. In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows.

1. **Subscription.**

(a) Subject to the terms and conditions hereof, the Subscriber hereby irrevocably tenders this subscription (this "***Subscription***") to purchase Class B Membership Interests in the Company (the "***Interests***") in the amount set forth on the "Subscription Amount" line on the Subscriber's applicable signature page hereto (the "***Signature Page***").

(i) This Subscription, when and if accepted by the Manager, will constitute a commitment to contribute to the Company that portion of the Subscription Amount accepted by the Manager (the "***Commitment***") in accordance with terms of the Operating Agreement of the Company, as the same may be further amended from time to time (the "***Operating Agreement***"), in the form separately furnished to the Subscriber. The Subscriber shall be admitted as a Member in the Company ("***Member***") at the time this Subscription is accepted by the Manager and the Subscriber hereby irrevocably agrees to be bound by the Operating Agreement as a Member thereunder and to perform all obligations thereunder, including making contributions to the Company in accordance with the terms thereof. This Agreement will become irrevocable with respect to the Subscriber at the time of its submission to the Company and may not be withdrawn by the Subscriber unless the Manager rejects this Subscription.

(b) The Manager, on behalf of the Company, may accept or reject this Subscription, in whole or in part, in its sole discretion. This Subscription shall be deemed to be accepted by the Manager and this Agreement shall be binding against the Manager upon the Manager providing notice to Subscriber of such acceptance. At the Closing, the Manager will deliver notice of such Closing to the Subscriber within a reasonable time after such Closing. Upon such acceptance, the Subscriber shall be issued the Interests for which it has subscribed. Failure to deliver a fully-completed and executed Agreement may result in the Company rejecting this Subscription.

(c) The Company has the unrestricted right to condition its acceptance of the Subscriber's subscription, in whole or in part, upon the receipt by the Company of any additional instruments (including any designations, representations, warranties, covenants), documentation and information requested by the Company in its sole discretion, including an opinion of counsel to the Subscriber, evidencing the legality of an investment in the Company by the Subscriber and the authority of the person executing this Agreement on behalf of the Subscriber (collectively the "***Additional Documents***"), in addition to these Subscription Documents.

(d) The Subscriber understands that the Company has entered into or expects to enter into separate subscription agreements with other investors which are or shall be substantially similar in all material respects to this Agreement providing for the admission of such other investors as Members in the Company. This Agreement and such separate subscription agreements are separate agreements and the sale arrangements between the Company and such other investors are separate sales. The Subscriber also acknowledges that the Manager may enter into side letters with certain Members (which may include the Subscriber) which contain terms different from those in this Agreement or amend and supplement certain provisions of the Operating Agreement as it applies to such Members.

2. **Representations and Warranties of the Subscriber.**

The Subscriber hereby represents and warrants to the Company as of the date of this Agreement and as of the date of any capital contribution to the Company (and the Subscriber agrees to notify the Company in writing immediately if any changes in the information set forth herein occur):

(a)   The Subscriber is purchasing the Interests solely for the Subscriber's own account for investment purposes only and not with a view to the sale or distribution of any part or all thereof by public or private sale or other disposition. The Subscriber understands that no public market exists for the Interests and that the Interests may have to be held for an indefinite period of time. The Subscriber has no intention of selling, granting any participation in or otherwise dividing, distributing or disposing of any portion of the Interests, except that participants in and beneficiaries of any Subscriber that is a Qualified Plan Investor (as defined below) shall benefit as provided in plan documents.

(b)   The Subscriber understands that the Interests have not been and will not be registered under the Securities Act, or approved or disapproved by the U.S. Securities and Exchange Commission or by any state securities administrator, or registered or qualified under any state securities law. The Interests are being offered and sold in reliance on exemptions from the registration requirements of both the Securities Act and applicable state securities laws, and the Interests may not be transferred by the Subscriber except in compliance with the Operating Agreement and applicable laws and regulations. The Subscriber acknowledges and agrees that the Interests are being offered in reliance upon the exemption from registration under Regulation CrowdFunding. Subscriber understands and acknowledges that Subscriber is investing in a high-risk, speculative business venture. Subscriber may lose all of Subscriber's investment, or under some circumstances more than Subscriber's investment, and Subscriber can afford this loss. This offering has not been reviewed or approved by any state or federal securities commission or division or other regulatory authority and no such person or authority has confirmed the accuracy or determined the adequacy of any disclosure made to Subscriber relating to this offering. The Interests Subscriber is acquiring in this offering are illiquid, there is no ready market for the sale of such Interests, it may be difficult or impossible for Subscriber to sell or otherwise dispose of the investment and, accordingly, Subscriber may be required to hold this investment indefinitely. Subscriber may be subject to tax on Subscriber's share of the taxable income and losses of the Company, whether or not Subscriber has sold or otherwise disposed of Subscriber's investment or received any dividends or other distributions from the Company.

(c)   The Subscriber (either alone or with the Subscriber's professional advisers who are unaffiliated with the Company, the Manager, or its affiliates) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of an investment in the Interests and has the capacity to protect the Subscriber's own interest in connection with the Subscriber's proposed investment in the Interests. The Subscriber understands that an investment in the Interests is highly speculative and the Subscriber is able to bear the economic risk of such investment for an indefinite period of time and the loss of the Subscriber's entire investment.

(d)   All questions of the Subscriber related to the Subscriber's investment in the Interests have been answered to the full satisfaction of the Subscriber and the Subscriber has received all the information the Subscriber considers necessary or appropriate for deciding whether to purchase the Interests.

(e)   This Agreement, upon acceptance by the Company, will constitute a valid and legally binding obligation of the Subscriber, enforceable in accordance with its terms except to the extent limited by applicable bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally and by principles of equity.

(f)   If the Subscriber is a natural person, the Subscriber (i) has full legal capacity to execute and deliver this Agreement and to perform the Partner's obligations hereunder; (ii) affirmatively represents Subscriber is a bona fide resident of the state of residence set forth on Exhibit A and has no present intention of becoming a resident of any other state or jurisdiction; and (iii) will provide proof to the Company of at least one of the following: (A) a valid driver license or nonoperating identification license issued pursuant to title 28, (B) a current voter registration for the state of residence set forth on Exhibit A, or (C) general property tax records showing that the Subscriber owns and occupies property in the state of residence set forth on Exhibit A as the individual's principal residence.

(g)   If the Subscriber is not a natural person, the Subscriber (i) is duly organized and has all requisite power to execute and deliver this Agreement and perform its obligations hereunder, (ii) has taken all necessary action to duly authorize the execution, delivery and performance of this Agreement and (iii) was not organized for the specific purpose of acquiring the Interests.

(h)   Other than as set forth herein or in the Operating Agreement (and any separate agreement in writing with the Company executed in conjunction with the Subscriber's subscription for the Interests), the Subscriber is not relying upon any information, representation or warranty by the Company, the Manager or any of its respective agents or representatives in determining to invest in the Company. The Subscriber has consulted, to the extent deemed appropriate by the Subscriber, with the Subscriber's own advisers as to the financial, tax, legal and other matters concerning an investment in the Interests and on that basis and the basis of its own independent investigations, without the assistance of the Company, the Manager or any of its respective agents or representatives, believes that an investment in the Interests is suitable and appropriate for the Subscriber. **Subscriber hereby represents and warrants that it has had its own independent legal counsel review and approve all of the legal documents executed in connection with its Subscription.**

(i)   The Subscriber has received and read a copy of 1509 Robert Dr, LLC's Form C (the "***Memorandum***") and the corresponding Offering Supplement and understands the risks and expenses of an investment in, the Company. The Subscriber acknowledges that it has reviewed and understands the "Conflicts of Interest" section of the Memorandum, and further understands that (i) the Manager, the Platform Operator and their affiliates (A) may carry on investment activities for their own accounts, for family members and friends who do not invest in the Company; (B) may give advice and recommend investments to their respective family and friends that differs from advice given to, or investments recommended or bought for, the Company, even though their business or investment objectives may be the same or similar; and (C) will be engaged in activities, including investment activities, apart from their management of the Company as permitted by this Agreement; (ii) certain employees of the Manager are expected to continue to perform services for the Manager and its affiliates, as well as for new investment funds and accounts that the Manager may hereafter establish in such manner as the Manager, in its sole discretion, deems appropriate (subject to the limitations on the timing of such establishment, as described below); (iii) certain other selling, general and administrative expenses will be shared by the Company and companies affiliated with the Manager; (iv) the Company may co-invest with affiliates of the Manager and the Platform Operator; and (v) the Company may use affiliates of the Manager or Platform Operator to provide certain services to the Company.

(j)   The Subscriber understands and acknowledges that (i) any description of the Company's business and prospects given to the Subscriber is not necessarily exhaustive, (ii) all estimates, projections and forward-looking statements were based upon the best judgment of the Company's management at the time such estimates or projections were made and that whether or not such estimates, projections or forward-looking statements will materialize will depend upon many factors that are out of the control of the Company and (iii) there is no assurance that any projections, estimates or forward-looking statements will be attained.

(k)   The Subscriber's information provided in this Agreement (including the exhibits hereto) is complete and accurate and may be relied upon by the Company and the Manager. Additionally, by executing the Subscription Agreement, the Subscriber acknowledges and agrees that any identifying information or documentation regarding the Subscriber and/or its suitability to invest in the Company that was furnished by the Subscriber to the Company, the Manager or their affiliates online, or via e-mail, whether in connection with this subscription or previously, may be made available to the Manager, remains true and correct in all respects and may, at the discretion of the Manager, be incorporated by reference herein (collectively, "***Supporting Documents***").

(l)   Neither this Subscription nor any of the Subscriber's contributions or commitments do or will directly or indirectly contravene applicable laws and regulations, including anti-money-laundering laws and regulations. The Subscriber understands and agrees that the Company may undertake any actions that the Company deems necessary or appropriate to ensure compliance with applicable laws, rules and regulations regarding money laundering or terrorism. In furtherance of such efforts, the Subscriber hereby represents, covenants, and agrees that, to the best of the Subscriber's knowledge based on reasonable investigation:

(i)   None of the Subscriber's capital contributions to the Company (whether payable in cash or otherwise) shall be derived from money laundering or similar activities deemed illegal under federal laws and regulations.

(ii)   To the extent within the Subscriber's control, none of the Subscriber's capital contributions to the Company will cause the Company or any of its personnel to be in violation of federal anti-money laundering laws, including without limitation the Bank Secrecy Act (31 U.S.C. 5311 et seq.), the United States Money Laundering Control Act of 1986 or the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, and any regulations promulgated thereunder.

(iii)   The Subscriber acknowledges that due to anti-money laundering requirements operating in the United States, as well as the Company's own internal anti-money laundering policies, the Company and the Manager may require further identification of the Subscriber and the source of its capital contribution before these Subscription Documents can be processed, capital contributions can be accepted or distributions can be made. When requested by the Manager, the Subscriber will provide any and all additional information, and the Subscriber understands and agrees that the Manager may release confidential information about the Subscriber (and, if applicable, any underlying beneficial owner or Related Person[1] to any person) if the Manager has determined that such release is necessary to ensure compliance with all applicable laws and regulations concerning money laundering and similar activities; *provided*, that prior to releasing any such information, the Manager shall confirm with counsel that such release is necessary to so ensure said compliance.

      (m)   Except as otherwise disclosed in writing to the Manager, the Subscriber represents and warrants that neither it, nor to the best of its knowledge and belief after due inquiry, the Beneficial Owners (as defined below), nor any person or entity controlled by, controlling or under common control with the Subscriber or the Beneficial Owners, nor any person having a beneficial or economic interest in the Subscriber or the Beneficial Owners, any person for whom the Subscriber is acting as agent or nominee in connection with this investment, nor in the case of a Subscriber which is an entity, any Related Person is:

      (i)   a Prohibited Investor;[2]

      (ii)   a Senior Foreign Political Figure,[3] any member of a Senior Foreign Political Figure's "*immediate family*," which includes the figure's parents, siblings, spouse, children and in-laws, or any Close Associate[4] of a Senior Foreign Political Figure, or a person or entity resident in, or organized or chartered under, the laws of a Non-Cooperative Jurisdiction;[5]

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[1] For purposes of this subparagraph (n) and subparagraph (o) below, with respect to any entity, any interest holder, director, senior officer, trustee, beneficiary or grantor of such entity; provided that in the case of an entity that is a publicly traded company or a tax qualified pension or retirement plan in which at least 100 employees participate that is maintained by an employer that is organized in the U.S. or is a U.S. government entity (a "***Qualified Plan***"), the term "Related Person" shall exclude any interest holder holding less than 5% of any class of securities of such publicly traded company and beneficiaries of such Qualified Plan.

[2] For purposes of this subparagraph (o), "***Prohibited Investor***" shall mean a person or entity whose name appears on (i) the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Office of Foreign Assets Control; (ii) other lists of prohibited persons and entities as may be mandated by applicable law or regulation; or (iii) such other lists of prohibited persons and entities as may be provided to the Company in connection therewith.

[3] For purposes of this subparagraph (o), "***Senior Foreign Political Figure***" shall mean a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a Senior Foreign Political Figure includes any corporation, business or other entity that has been formed by, or for the benefit of, a Senior Foreign Political Figure.

[4] For purposes of this subparagraph (o), "***Close Associate of a Senior Foreign Political Figure***" shall mean a person who is widely and publicly known internationally to maintain an unusually close relationship with the Senior Foreign Political Figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the Senior Foreign Political Figure.

[5] For purposes of this subparagraph (o), "***Non-Cooperative Jurisdiction***" shall mean any foreign country that has been designated as non-cooperative with international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Task Force on Money Laundering, of which the U.S. is a member and with which designation the U.S. representative to the group or organization continues to concur.

(iii)   a person or entity resident in, or organized or chartered under, the laws of a jurisdiction that has been designated by the U.S. Secretary of the Treasury under Section 311 or 312 of the USA PATRIOT Act as warranting special measures due to money laundering concerns; or

(iv)   a person or entity who gives the Subscriber reason to believe that its funds originate from, or will be or have been routed through, an account maintained at a Foreign Shell Bank,[6] an "offshore bank," or a bank organized or chartered under the laws of a Non-Cooperative Jurisdiction.

(n)   The Subscriber understands the rights, obligations and restrictions of Members, including that withdrawals of capital from the Company by Members are limited by the terms of the Operating Agreement.

(o)   The Subscriber understands that the Company intends to operate in such a manner that (i) an investment in the Company will be a permissible investment for Qualified Plan Investors and (ii) the Company will qualify for an exemption from the "look through" rule of the Plan Asset Regulations (U.S. Department of Labor regulation 20 C.F.R. section 2510.3-101), including limiting the holdings of Qualified Plan Investors to less than 25 percent of the Interests.

(p)   If the Subscriber is or would be an investment company (as defined by the Company Act) but for the exceptions contained in section 3(c)(1) or section 3(c)(7) of the Company Act, (i) the Subscriber's Interests does not represent 40% or more of the total assets and committed capital of the Subscriber, (ii) the Subscriber has informed the Manager of the number of persons that constitute "beneficial owners" of such Subscriber's outstanding securities (other than short-term paper) within the meaning of clause (A) of subsection 3(c)(1) of Company Act, and will inform the Manager promptly upon any change in that number and (iii) the Subscriber agrees that the Manager may require the Subscriber to withdraw at any time so much of its Interests as is necessary to keep such Interests below 10% of the total Interests.

(q)   The Subscriber understands the meaning and legal consequences of the representations and warranties made by the Subscriber herein, and that the Manager is relying on such representations and warranties in making its determination to accept or reject this Agreement.

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[6] For purposes of this subparagraph (o), "***Foreign Shell Bank***" shall mean a Foreign Bank without a Physical Presence in any country, but does not include a Regulated Affiliate.

A "***Foreign Bank***" shall mean an organization that (i) is organized under the laws of a foreign country, (ii) engages in the business of banking, (iii) is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or principal banking operations, (iv) receives deposits to a substantial extent in the regular course of its business, and (v) has the power to accept demand deposits, but does not include the U.S. branches or agencies of a foreign bank.

"***Physical Presence***" shall mean a place of business that is maintained by a Foreign Bank and is located at a fixed address, other than solely a post office box or an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities, at which location the Foreign Bank (i) employs one or more individuals on a full-time basis, (ii) maintains operating records related to its banking activities, and (iii) is subject to inspection by the banking authority that licensed the Foreign Bank to conduct banking activities.

"***Regulated Affiliate***" shall mean a Foreign Shell Bank that is an affiliate of a depository institution, credit union or Foreign Bank that maintains a Physical Presence in the U.S. or a foreign country regulating such affiliated depository institution, credit union or Foreign Bank.

(r)   The Subscriber understands the risks involved with acquiring the Interests, understands the business of the Company, has thoroughly read and understands all of the provisions of the Operating Agreement and can withstand a total loss of its capital contribution. The Subscriber has read the Memorandum, including the risk factors therein (which may not be an exhaustive list), and understands the risks associated with the investment in the Interests.

3.   Certificates. The Subscriber understands and agrees that, as permitted by applicable law, the Interests will not be represented by a certificate unless otherwise determined by the Manager. If the Manager determines to have the Interests represented by a certificate, such certificate shall bear such legends as the Company considers advisable to facilitate compliance with the Securities Act or any other securities law or any other restrictions placed on such Interests.

4.   Liability. The Subscriber agrees that neither the Company, the Manager, the Platform Operator nor any of their respective affiliates, nor their respective managers, officers, directors, members, equity holders, employees or other applicable representatives (collectively, the "***Company, the Manager and their Affiliated Persons***"), shall incur any liability (a) in respect of any action taken upon any information provided to the Company by the Subscriber (including any Supporting Documents or Additional Documents) or for relying on any notice, consent, request, instructions or other instrument believed, in good faith, to be genuine or to be signed by properly authorized persons on behalf of the Subscriber, including any document transmitted by email or (b) for adhering to applicable anti-money laundering obligations whether now or hereinafter in effect.

5.   Indemnification.   To the extent permitted by law, the Subscriber agrees that it will indemnify and hold harmless the Company, the Manager, the Platform Operator and their respective Affiliated Persons from and against any and all direct and consequential loss, damage, liability, cost or expense (including reasonable attorneys' and accountants' fees and disbursements, whether incurred in an action between the parties hereto or otherwise, and including any liability which results directly or indirectly from the Company, the Manager and their Affiliated Persons becoming subject to ERISA or Section 4975 of the Code) (collectively, "***Losses***") which the Company, the Manager, the Platform Operator and their respected Affiliated Persons, or any one of them, may incur by reason of or in connection with these Subscription Documents (including any Supporting Documents and Additional Documents), including any misrepresentation made by the Subscriber or any of the Subscriber's agents (including, but not limited to, any misrepresentation of Subscriber's status under ERISA or the Code), any breach of any declaration, representation or warranty of Subscriber, the failure by the Subscriber to fulfill any covenants or agreements under these Subscription Documents, its or their reliance on email or other instructions, or the assertion of the Subscriber's lack of proper authorization from the Beneficial Owner(s) to execute and perform the obligations under these Subscription Documents. The Subscriber also agrees that it will indemnify and hold harmless the Company, the Manager and their Affiliated Persons from and against any and all direct and consequential Losses that they or any one of them, may incur (a) as provided in Section 10 below and (b) by reason of, or in connection with, the failure by the Subscriber to comply with any applicable law, rule or regulation having application to the Company, the Manager or their Affiliated Persons.

6.   Power of Attorney. The Subscriber hereby irrevocably makes, constitutes and appoints the Manager (which constitution and appointment is coupled with an interest), with full power of substitution and resubstitution, the Subscriber's true and lawful attorney-in-fact for the Subscriber and in the Subscriber's name (as the Manager shall determine), place and stead and for the

Subscriber's use and benefit to make, execute, deliver, certify, acknowledge, swear to, file, record and publish:

(a)   The Operating Agreement in substantially the form furnished by the Manager to the Subscriber and the Company's Certificate of limited liability company, and any amendments to either of such documents as provided in the Operating Agreement; and

(b)   Any instruments and documents necessary to (i) qualify or continue the Company as a limited liability company in the states or other jurisdictions where the Manager deems advisable and (ii) effect the assignment of Interests or the dissolution and termination of the Company in accordance with the Operating Agreement.

7.   **Dispute Resolution.**

(a)   Notwithstanding anything to the contrary in this Agreement or the Operating Agreement, and except for any claim or action that the Manager or Company may elect to commence to enforce any of its rights or the Subscriber's obligations under this Subscription Agreement or the Operating Agreement, the Subscriber agrees that all disputes arising out of (i) this Agreement, (ii) the Company's offering of the Interests, (iii) the Subscriber's Subscription for the Interests and (iv) the Subscriber's rights and obligations under the Operating Agreement shall be submitted to and resolved by binding arbitration in accordance with this Section **7**. The Subscriber acknowledges and agrees that the parties are waiving their right to seek remedies in court, including the right to jury trial.

(b)   The arbitration will be conducted in the Arbitration Location, and in accordance with Texas law and the rules then in effect of the American Arbitration Association in accordance with its rules for commercial disputes before a single arbitrator appointed in accordance with such rules. The award of the arbitrator shall be final and conclusive and judgment on the award rendered may be entered in any court having jurisdiction.

(c)   No person will bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against the other party that has initiated in court a putative class action or that is a member of a putative class that has not opted out of the class with respect to any claims encompassed by the putative class action until (i) the class certification is denied, (ii) the class is decertified or (iii) the other party is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except if stated herein.

8.   **Waiver; Conflict of Interest**. The Subscriber acknowledges and agrees that the Manager and its affiliates will be subject to various conflicts of interest in carrying out the Manager's responsibilities to the Company. Affiliates of the Manager may also be in competition with the Company or its investments. Other funds may be formed in the future with objectives that are the same as or similar to the Company's objectives. Each Subscriber hereby waives any such conflicts of the Manager and its affiliates by executing this Subscription Agreement.

9.   **Confidentiality**. The Subscriber shall keep confidential, and not make use of or disclose to any person (other than for purposes reasonably related to its interest in the Company or as required by law), any information or matter received from or relating to the Company; provided that the Subscriber

may disclose any such information to the extent that such information (i) is or becomes generally available to the public through no act or omission of the Subscriber, (ii) was already in the possession of the Subscriber at the time of such disclosure or (iii) is communicated to the Subscriber by a third party without violation of confidentiality obligations.

10. Beneficial Ownership. The Subscriber represents and warrants that it is subscribing for Interests for Subscriber's own account and own risk, unless the Subscriber advises the Company to the contrary in writing and identifies with specificity each Beneficial Owner (as defined below) as well as such other information and/or documentation as may be requested or required by the Manager. The Subscriber also represents that it does not have the intention or obligation to sell, distribute or transfer its Interests or any portion thereof, directly or indirectly, to any other person or entity or to any nominee account. If the Subscriber is subscribing on behalf of a Beneficial Owner, then the Subscriber represents that all subscription payments transferred to the Subscriber with respect to such Beneficial Owner originated directly from a bank or brokerage Account in the name of such Beneficial Owner.

The Subscriber represents and warrants that the Subscriber is not (a) acting as trustee, custodian, agent, representative or nominee for (or with respect to) another person or entity (howsoever characterized and regardless of whether such person or entity is deemed to have a property interest, or the like, with respect to such Interests under local law) or (b) an entity (other than a publicly-traded company listed on an organized exchange (or a subsidiary or a pension fund of such a company) based in a FATF-Compliant Jurisdiction (as defined below) investing on behalf of underlying investors (including a Fund-of-Funds) (the persons, entities and underlying investors referred to in (a) and (b) being referred to collectively as the "***Beneficial Owners***"). If the preceding sentence is not true, the Subscriber represents and warrants that:

(i) The Subscriber understands and acknowledges that the representations, warranties and agreements made herein are made by the Subscriber (A) with respect to the Subscriber and (B) with respect to each of the Beneficial Owners;

(ii) The Subscriber has all requisite power and authority from each of the Beneficial Owners to execute and perform the obligations under these Subscription Documents and to bind each such Beneficial Owner as a party hereto;

(iii) The Subscriber has adopted and implemented anti-money laundering policies, procedures and controls that comply, and will continue to comply, in all respects, with the requirements of applicable anti-money laundering laws and regulations; and

(iv) The Subscriber has verified, or has access to, the identity of each Beneficial Owner, holds evidence of such identity and will make such evidence, together with any other documentation or information reasonably necessary to support the accuracy of Subscriber's representations and warranties contained herein, available to the Company upon request, and has procedures in place to ensure that the Beneficial Owners are not Prohibited Investors.

11. "Big Boy" Provision. In view of the fact that Subscriber is sophisticated, has had access to information sufficient to make an investment decision and has conducted its own due diligence, and has made its investment decision without reliance on (i) the Manager, (ii) any material information the Manager may have about the Company, or (iii) any disclosures of non-public information that may have been made to the Manager (or that the Manager may have independently obtained), and further in view of all of the representations Subscriber has made in Section 2, Subscriber hereby irrevocably: (i) waives any right to any and all actions, suits, proceedings, investigations, claims or liabilities of any nature, including but not limited to actions under Rule 10b-5 of the Securities Exchange Act of 1934 or similar laws (collectively "Claims") that may arise from or relate to the possession of or failure to disclose non-public information, (ii) releases any Claims against the Manager, or any other party, and (iii) agrees to refrain from pursuing against any Claims against such parties.

12.   **Survival**.   The representations, warranties and agreements contained in this Agreement shall survive the execution of this Agreement by the Subscriber and acceptance of this Agreement by the Company.

13.   **Additional Information**.   The Subscriber agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Manager and furnish any information relating to the Subscriber's relationship with the Company as required by governmental agencies having jurisdiction over the Company.

14.   **Terms of Use and Privacy Policy.**   The Subscriber acknowledges that it has read the Platform's Terms of Use and Privacy Policy and agrees to be bound by the terms and provisions set forth therein.

15.   **Assignment and Successors**.   This Agreement may be assigned by the Subscriber only with the prior written consent of the Company.   Subject to the foregoing, this Agreement (including the provisions of Section **6**) shall be binding on the respective successors, assigns, heirs and legal representatives of the parties hereto.

16.   **No Third Party Beneficiaries**.   This Agreement shall not confer any rights or remedies upon any person, other than the parties hereto.

17.   **Amendment; Waiver**.   Neither this Agreement nor any term hereof may be amended other than by written consent of the Subscriber and the Company.   No provision hereof may be waived other than in a writing signed by the waiving party.   Unless expressly provided otherwise, no waiver shall constitute an ongoing or future waiver of any provision hereof.

18.   **Governing Law**.   This Agreement is governed by and shall be construed in accordance with the laws of the State of Delaware, without regard to conflict of laws principles.   For the purpose of any judicial proceeding to enforce an award or incidental to arbitration or to compel arbitration, the Subscriber and the Company hereby submit to the non-exclusive jurisdiction of the courts located in the Arbitration Location, and agree that service of process in such arbitration or court proceedings shall be satisfactorily made upon it if sent by registered mail addressed to it at the address set forth on the Subscriber Information page and Definitions page respectively.

19.   **Entire Agreement**. This Agreement, the Operating Agreement and any side letter entered into between the Manager or the Company and the Subscriber, and all of the exhibits and appendices attached hereto and thereto, constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof and thereof and supersedes any prior written or oral agreements or understandings of the parties with respect thereto.

20.   **Notice**.   All communications hereunder shall be in writing and delivered in person, by registered or certified mail, by electronic mail or otherwise delivered to the Subscriber at the applicable address or number set forth on Exhibit A hereto and to the Company at the address or number set forth in the Definitions hereto, or at such other place as the receiving party may designate to the other party by written notice. Each such communication shall be deemed received on the earlier of (i) receipt, (ii) personal delivery, (iii) transmission by electronic mail (with evidence of transmission from the transmitting device), (iv) one business day after deposit with a nationally recognized overnight courier service or (v) three business days after being sent by registered or certified mail, return receipt requested, postage prepaid.

21. **Severability**. If any provision of this Agreement is held by applicable authority to be unlawful, void or unenforceable to any extent, such provision, to the extent necessary, shall be severed from this Agreement and the remainder of this Agreement shall not be affected thereby and shall continue in full force and effect.

22. **Copies and Counterparts**. Copies of signatures to this Agreement shall be valid, binding and effective as original signatures for all purposes hereunder. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which taken together shall constitute one agreement.

23. **Electronic Delivery of Disclosures and Schedule K-1**. The Subscriber understands that the Company and the Manager expect to deliver tax return information, including Schedule K-1s (each, a "***K-1***") to the Subscriber by either electronic mail, a posting to a Subscriber-accessible platform, or some other form of electronic delivery. Pursuant to IRS Rev. Proc. 2012-17 (Feb. 13, 2012), the Subscriber hereby expressly understands, consents to, and acknowledges such electronic delivery of tax returns and related information.

(i) The Subscriber's consent to electronic delivery will apply to all future K–1s unless such consent is withdrawn by the Subscriber.

(ii) If for any reason the Subscriber would like a paper copy of the K-1 after the Subscriber has consented to electronic delivery, the Subscriber may submit a request via email to [EMAIL] or send a written request to [ADDRESS]. Requesting a paper copy of the Subscriber's K-1 will not be treated as a withdrawal of consent.

(iii) If the Subscriber in the future determines that it no longer consents to electronic delivery, the Subscriber will need to notify the Company so that it can arrange for a paper K-1 to be delivered to the address that the Company then currently has on file. The Subscriber may submit notice via email to [EMAIL] or send a written request to [ADDRESS]. The Subscriber's consent is considered withdrawn on the date the Company receives the written request to withdraw consent. The Company will confirm the withdrawal and its effective date in writing. A withdrawal of consent does not apply to a K-1 that was emailed to the Subscriber before the effective date of the withdrawal of consent.

(iv) The Company (or the Manager) will cease providing statements to the Subscriber electronically if the Subscriber provides notice to withdraw consent, if the Subscriber ceases to be a member of the Company, or if regulations change to prohibit the form of delivery.

(v) If the Subscriber needs to update the Subscriber's contact information that is on file, please email the update to the Manager. The Subscriber will be notified if there are any changes to the contact information of the Company.

(vi)   The Subscriber's K-1 may be required to be printed and attached to a federal, state, or local income tax return.

BY ELECTRONICALLY SIGNING THIS AGREEMENT, THE SUBSCRIBER:

(i) AGREES TO THE TERMS OF THE SUBSCRIPTION AGREEMENT.

(ii) ACKNOWLEDGES THAT ANY MISSTATEMENT MAY RESULT IN AN IMMEDIATE REDEMPTION OF SUBSCRIBER'S INTERESTS.

(iii) AGREES THAT IF THE COMPANY BELIEVES THAT SUBSCRIBER OR A BENEFICIAL OWNER OF SUBSCRIBER IS A PROHIBITED INVESTOR, THE COMPANY MAY BE OBLIGATED TO FREEZE SUBSCRIBER'S INVESTMENT, DECLINE TO MAKE DISTRIBUTIONS OR SEGREGATE THE ASSETS CONSTITUTING SUBSCRIBER'S INVESTMENT WITH THE COMPANY IN ACCORDANCE WITH APPLICABLE LAW.

1509 ROBERT DR, LLC

SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT

INDIVIDUALS
(Where electronic signature on Platform not available)

IN WITNESS WHEREOF, the Subscriber hereby executes this Agreement as of the date set forth below.

Date: _____

Subscription Amount: $_____

Subscriber #1:   **Subscriber #2:** *(if more than one individual)*

_____   _____
(*Signature*)   (*Signature*)

_____   _____
(*Print Name*)   (*Print Name*)

1509 ROBERT DR, LLC

SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT

ENTITIES
(Where electronic signature on Platform not available)

IN WITNESS WHEREOF, the Subscriber hereby executes this Agreement as of the date set forth below.

Date: _____

Subscription Amount: $_____

Subscriber:

_____
(Name of Subscriber)

_____
(*Signature of Signatory*)

_____
(*Print Name of Signatory*)

_____
(*Title of Signatory*)

Exhibit A

SUBSCRIBER INFORMATION
(May also be provided electronically through Platform)

1. Name of Subscriber:

    _____

2. Subscription Amount:

    _____

3. U.S. Taxpayer Identification Number or Social Security Number (if applicable):

    _____

4. Jurisdiction of Organization (for entities):

    _____

5. Subscriber's Address of Residence or Principal Place of Business:

    _____

    _____

6. Address for Delivery and Notices (if different from above):

    _____

    _____

7. Phone Number:

    _____

8. Email Address:

    _____

9. For all Subscribers:

    ☐   I agree to electronic delivery of disclosures and Schedule K-1

10. For Non-Individuals (check one):

    ☐   Manager

    ☐   Limited Partnership

    ☐   Limited Liability Company

    ☐   Corporation

    ☐   Individual Retirement Account (custodian or trustee must sign)

    ☐   Trust (other than IRA) (trustee must sign)

    ☐   Qualified Plan (other than IRA)

    ☐   Other: _____

11.   For Individuals (check one)
  ☐   Single Individual (one signatory required)

  ☐   Joint Tenants with Right of Survivorship (each individual must sign)

  ☐   Tenants-in-Common (each individual must sign)

  ☐   Community Property (one signatory required)

  ☐   Other: _____

12.   For Investors who are not a U.S. Persons (as defined in Section 2(s) above):

  ☐   Copy of Passport (attached)

13.   The following IRS form is filled out, signed, and attached (check one):

  ☐   W-9 (for Investors who are U.S. Persons)

  ☐   W-8BEN (for Individual Investors who are <u>not</u> a U.S. Person)

  ☐   W-8BEN-E (for Non-Individual Investors who are <u>not</u> a U.S. Person)

PRIVACY NOTICE

Manager is committed to protecting your privacy and maintaining the confidentiality and security of your personal information, and in connection therewith, this Privacy Policy is observed by Manager. This Privacy Policy explains the manner in which Manager collects, utilizes and maintains nonpublic personal information about its investors ("*Investors*"), as required under Federal Law. "*Manager*" collectively refers to the Manager and each investment account, partnership, limited liability company or fund (individually a "*Company*," and collectively, the "*Companies*") for which the Manager serves as general partner, managing member, or manager. This Privacy Policy only applies to products and services provided by Manager to individuals (including regarding investments in the Company) and which are used for personal, family, or household purposes (not business purposes).

Collection of Investor Information

Manager collects personal information about its Investors from the following sources:

1.   Subscription forms, investor questionnaires, account forms, and other information provided by the Investor in writing, in person, by telephone, electronically or by any other means. This information includes name, address, employment information, and financial and investment qualifications;

2.   Transactions within the Company, including account balances, investments, distributions and fees;

3.   Other interactions with Manager's affiliates (for example, discussions with our staff); and

4.   Verification services and consumer reporting agencies, including an Investor's creditworthiness or credit history. (Manager generally does not use these services.)

Disclosure of Nonpublic Personal Information

Manager may share nonpublic personal information about its Investors or potential Investors with affiliates, as permitted by law. Manager does not disclose nonpublic personal information about its Investors or potential Investors to nonaffiliated third parties, except as permitted by law (for example, to service providers who provide services to the Investor or the Investor's account).

Manager may share nonpublic personal information, without an Investor's consent, with affiliated and nonaffiliated parties in the following situations, among others:

1.   To respond to a subpoena or court order, judicial process or regulatory inquiry;

2.   In connection with a proposed or actual sale, merger, or transfer of all or a portion of its business;

3.   To protect or defend against fraud, unauthorized transactions (such as money laundering), law suits, claims or other liabilities;

4.   To service providers of Manager in connection with the administration and operations of Manager, the Company and other Manager products and services, which may include brokers, attorneys, accountants, auditors, administrators or other professionals;

5.   To assist Manager in offering Manager-affiliated products and services to its Investors;

6. To process or complete transactions requested by an Investor; and

7. For any proper purpose as contemplated by or permitted under the applicable Company offering, governing or organizing documents.

Former Customers and Investors

The same Privacy Policy applies to former Investors.

Protection of Investor Information

Manager maintains physical, electronic and procedural safeguards that comply with federal standards to protect customer information. Manager restricts access to the personal and account information of Investors to those employees who need to know that information in the course of their job responsibilities.

Further Information

Manager reserves the right to change this Privacy Policy at any time. The examples contained within this Privacy Policy are illustrations and are not intended to be exclusive. This Privacy Policy complies with Federal Law regarding privacy. You may have additional rights under other foreign or domestic laws that may apply to you. All questions should be directed to Manager Contact Information.